EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS FEBRUARY 2005 PERFORMANCE

HOUSTON, Mar. 1, 2005 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in February 2005 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 589.1 million, up 21.1 percent over February 2004, and available seat miles (ASMs) increased by 9.1 percent compared with February 2004. ExpressJet's January load factor was 70.1 percent, a 6.9 point improvement over February 2004. The company flew 58,782 block hours, compared with 54,101 block hours in February 2004, and operated 31,900 departures, versus 30,608 departures in February 2004.

Also in February 2005, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 98.3 percent. In February 2004, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 99.5 percent.

During February, ExpressJet announced additional service to Love Field in Dallas from Continental Airlines' Houston hub at George Bush Intercontinental Airport. ExpressJet also accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 248 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the exclusive regional jet provider for Continental. With service to approximately 148 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, and additional non-hub service to and from Mexico. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,700 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

FEBRUARY	2005	2004	Change
Revenue Passenger Miles (000)	589,075	486,637	21.1 Percent
Available Seat Miles (000)	840,154	770,143	9.1 Percent
Passenger Load Factor	70.1 Percent	63.2 Percent	6.9 Points
Block Hours	58,782	54,101	8.7 Percent
Departures	31,900	30,608	4.2 Percent

YEAR-TO-DATE	2005	2004	Change
Revenue Passenger Miles (000)	1,207,675	956,659	26.2 Percent
Available Seat Miles (000)	1,736,513	1,537,033	13.0 Percent
Passenger Load Factor	69.5 Percent	62.2 Percent	7.3 Points
Block Hours	121,182	108,375	11.8 Percent
Departures	65,641	61,260	7.2 Percent

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